United States securities and exchange commission logo





                          October 13, 2022

       Anthony Mack
       Chief Executive Officer
       Virpax Pharmaceuticals, Inc.
       1055 Westlakes Drive, Suite 300
       Berwyn, PA 19312

                                                        Re: Virpax
Pharmaceuticals, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 7,
2022
                                                            File No. 333-267790

       Dear Anthony Mack:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Lauren
Hamill at 303-844-1008 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Steven Skolnick